FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated December 6, 2004 (“Nextel and RIM Introduce New BlackBerry 7520")	Page No 3

Document 1

For Immediate Release

Nextel Communications Inc.
2001 Edmund Halley Drive
Reston, Va. 20191

Nextel Communications Media Contact:
Rich Pesce (703) 433-4927

Nextel Communications Investor Contact:
Paul Blalock (703) 433-4300

RIM Media Contact:
Courtney Flaherty (212) 771-3637

RIM Investor Contact:
(519) 888-7465
investor_relations@rim.com

Nextel and RIM Introduce New BlackBerry 7520

Reston, VA and Waterloo, ON - December 6, 2004 - Nextel Communications Inc. (Nasdaq: NXTL) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the BlackBerry 7520 Wireless Handheld(TM). The BlackBerry 7520(TM)features Bluetooth(R)technology for hands-free, wireless communications using Bluetooth-enabled headsets and car kits. It also incorporates GPS technology with E911 support. The BlackBerry 7520 provides a true mobile office experience, enabling phone, Direct Connect(R), email and data applications in a single integrated device. It operates on Nextel's guaranteed all-digital network to provide mobile professionals the freedom to access information and communicate while away from the office.

"BlackBerry continues to be an important part of Nextel's wireless business solutions strategy and Nextel has made it a priority to offer customers a true mobile office experience in a handheld device that empowers them to make their business life and personal life easier to manage," said Blair Kutrow, vice president product management, Nextel Communications. "Whether an important email or phone call while away from the office, contact information for an important client while on a business trip, or access to your calendar for the start time of your daughter's soccer game, the BlackBerry 7520 from Nextel helps keep control of your busy life."

  New Features of the BlackBerry 7520 from Nextel:
  Bluetooth capabilities - for wireless headsets, earpieces and car kits
  Enhanced attachment viewing - view and store JPG, BMP, GIF, PNG and TIFF files and save images directly from attachments for easy viewing*
  Increased memory - 32 MB flash memory plus 4 MB SRAM to provide ample storage for data and applications
  Full wireless PIM synchronization - enables automatic wireless synchronization of calendar, contacts, email notes and tasks*
  Bright, backlit color screen (supports over 65,000 colors) - easily view information at-a-glance and control backlight intensity and duration up to two minutes.
  GPS-enabled - designed to help police, fire and rescue to determine device location in the event of an emergency
  Powerful Mobile Applications - supported by new Java(TM)Development Environment for BlackBerry(R)v4.0
  Design Enhancements - larger keypad, scratch-resistant metal bezel and exclusive Arctic Black color

The BlackBerry 7520 also includes the features that have made the BlackBerry 7510 from Nextel so popular and functional, including wireless access to email and email attachments, phone, Nextel Online® Wireless Web, intranet and organizer applications, speakerphone and Direct Connect®, the powerful coast-to-coast and country-to-country digital walkie-talkie service.

“The BlackBerry 7520 is a strong addition to the product line-up and we are very pleased to continue our momentum with Nextel,” said Larry Conlee, Chief Operating Officer, Research In Motion. “Together, Nextel and RIM are providing a robust productivity solution for customers and a powerful mobile application platform for developers.”

For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange or IBM® Lotus® Domino® and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. The BlackBerry 7520 can integrate with a variety of corporate data applications targeted to key market segments such as financial, government, distribution, professional services, real estate, field sales and service, construction and manufacturing.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten-supported corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

The BlackBerry 7520 from Nextel is available today through select Nextel retail stores, online at www.nextel.com/blackberry, or by calling 877-619-5037. Corporate customers can also contact their account manager.

Note to Editors: To download images of the new BlackBerry 7520, please visit http://www.rim.com/news/kit/media/downloads/index.shtml.

About Nextel

Nextel Communications, a FORTUNE 200 company based in Reston, Va., is a leading provider of fully integrated wireless communications services and has built the largest guaranteed all-digital wireless network in the country covering thousands of communities across the United States. Today 95 percent of FORTUNE 500 companies are Nextel customers. Nextel and Nextel Partners, Inc. currently serve 297 of the top 300 U.S. markets where approximately 259 million people live or work.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Nextel Partners

Nextel Partners, Inc., (Nasdaq:NXTP), based in Kirkland, Wash., has exclusive rights to offer the same fully integrated, digital wireless communications services offered by Nextel Communications (Nextel) in mid-sized and rural markets in 31 states where approximately 53 million people reside. Nextel Partners and Nextel together offer the largest guaranteed all-digital wireless network in the country serving 297 of the top 300 U.S. markets. To learn more about Nextel Partners, visit www.nextelpartners.com.

_________________

*BlackBerry Enterprise Server v4.0 required

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 6, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller